News Release

FOR IMMEDIATE RELEASE:

CONTACT: Michael Rajkovic
Executive Vice President and Chief Financial Officer
U.S. Can Corporation
(630) 678-8000

U.S. CAN REPORTS SECOND QUARTER RESULTS

Lombard, IL, August 15, 2005 — U.S. Can reported net sales of $230.4 million for its second quarter ended July 3, 2005 compared to $211.8 million for the corresponding period of 2004, an 8.8% increase. For the first six months of 2005, net sales increased to $460.9 million from $425.3 million for the same period in 2004. The quarter and year-to-date sales increase is primarily due to volume increases of U.S. Aerosol and Plastics products, increased prices due to higher raw material costs, which were passed on to customers, and the positive foreign currency impact on sales made in Europe, partially offset by volume decreases in the Company's International and Custom & Specialty business segments.

For the second quarter, U.S. Can reported gross profit of $23.2 million or 10.1% to sales, compared to $18.9 million or 8.9% to sales in 2004. For the six months ended July 3, 2005 gross profit increased to $55.2 million (12.0% to sales) from $38.3 million (9.0% to sales) for the first six months of 2004. The second quarter and year-to-date improvement in 2005 gross profit dollars and gross profit percentage to sales over 2004 reflects the benefit of increased Aerosol and Plastics products volume, improved pricing due to higher raw material costs, product mix, improved International operating performance and financial benefits associated with the 2004 closing of the Company's New Castle, PA lithography and the Elgin, IL (Olive Can) Custom & Specialty plants. On a year-to-date basis, all business segments reported improved gross profit dollars versus the same period in 2004.

Selling, general and administrative expenses for the second quarter of 2005 were $9.5 million or 4.1% of sales compared to $10.4 million or 4.9% of sales in the second quarter of 2004. Selling, general and administrative expenses for the first six months of 2005 were $20.4 million or 4.4% of sales compared to $20.2 million or 4.8% of sales for the first half of 2004. The decrease in the second quarter of 2005 primarily relates to severance payments recorded in the second quarter of 2004 to be made over time to the Company's former Chief Executive Officer.

During the first half of 2005, the Company recorded restructuring charges of $2.0 million. A $0.5 million charge was recorded in the first quarter of 2005 and a $1.5 million charge was recorded in the second quarter of 2005. During the first quarter of 2005, the Company recorded charges for position elimination costs related to the continuation of an early termination program in one European facility and a product line profitability review program in our German food can business. The second quarter charges were for European headquarters position elimination costs, as well as a reassessment of previously recorded reserves for ongoing facility costs related to our closed Olive Can Custom & Specialty plant.

Other income of $0.2 million was recorded in the first half of 2005, compared to $0.4 million in 2004. The other income represents the Company's share of the net income of its joint venture equity investment in Argentina. The first half of 2004 also included dividends related to an investment in operations that were formerly owned by the Company.

Second quarter 2005 interest expense was $13.9 million as compared to $12.9 million for the second quarter of 2004. Interest expense in the first half of 2005 increased $1.3 million versus the first half of 2004 to $26.9 million. The increase in 2005 interest expense is due to higher average interest rates and higher average borrowings.

Bank financing fees for the second quarter of 2005 were $0.7 million as compared to $1.2 million for the second quarter of 2004. For the first half of 2005, bank financing fees were $1.5 million compared to $2.6 million for the same period in 2004. The decrease in bank financing fees is due to lower fees and expenses associated with the Company's new Credit Facility entered into in June 2004, which are being amortized over the life of the applicable borrowings, versus the fees and expenses previously being amortized in conjunction with the Company's former Senior Secured Credit Facility.

In the second quarter of 2004, the Company recorded a loss from early extinguishment of debt of $5.5 million associated with the termination of the Company's former Senior Secured Credit Facility. The loss represented the unamortized deferred financing costs related to the Senior Secured Credit Facility.

Income tax expense was $0.6 million for the second quarter of 2005 versus an income tax benefit of $2.3 million for the second quarter of 2004. For the first half of 2005, the Company recorded income tax expense of $1.7 million versus an income tax benefit of $1.9 million for the first half of 2004. Prior to 2005, the Company recorded valuation allowances as it could not conclude that it was "more likely than not" that all of the deferred tax assets of its domestic operations and certain of its foreign operations would be realized in the foreseeable future. Accordingly, the Company did not record income taxes related to the second quarter or first half of 2005 and 2004 for the applicable operations.

The net loss before preferred stock dividends was $3.0 million for the second quarter of 2005, compared to a net loss before preferred stock dividends of $9.8 million for the second quarter of 2004. For the first half of 2005, the Company recorded net income before preferred dividends of $3.0 million, compared to a net loss before preferred dividends of $14.8 million in 2004.

Earnings before interest, taxes, depreciation, amortization, special charges relating to our restructurings and certain other charges and expenses, as defined under the terms of our Credit Facility ("Credit Facility EBITDA") was $22.2 million for the second quarter of 2005 versus $19.6 million for the second quarter of 2004. Year-to date Credit Facility EBITDA was $52.4 million for 2005, an increase of $13.0 million versus the same period of 2004. The Company considers Credit Facility EBITDA to be a useful measure of its current financial performance and its ability to incur and service debt. In addition, Credit Facility EBITDA is a measure used to determine the Company's compliance with its Credit Facility. The most directly comparable GAAP financial measure to Credit Facility EBITDA is net income (loss). Below is a quantitative reconciliation of the net income (loss) from operations before preferred stock dividends to Credit Facility EBITDA.

	2nd Quarter		YTD	
	2005	2004	2005	2004
	(in millions)			
Net Income (Loss)	$ (3.0)	$ (9.8)	$ 3.0	$ (14.8)
Plus: Income Tax Provision (Benefit)	0.6	(2.2)	1.7	(1.9)
Plus: Interest Expense	13.9	12.9	26.8	25.6
Plus: Bank Financing Fees	0.7	1.2	1.4	2.6
Plus: Loss from Early Extinguishment of Debt	-	5.5	-	5.5
Plus: Depreciation and Amortization	9.2	9.7	18.2	19.6
Plus: Cash Special Charges	0.8	0.9	1.3	1.4
Plus: Severance Payments to Former CEO	-	1.2	-	1.2
Plus: Other Add-backs as Specified in Lending Agreement	-	0.2	-	0.2
Credit Facility EBITDA	$ 22.2	$ 19.6	$ 52.4	$ 39.4

At July 3, 2005, $9.7 million had been borrowed under the $65.0 million revolving loan portion of the Credit Facility. Letters of Credit of $15.1 million were also outstanding securing the Company's obligations under various insurance programs and other contractual agreements. In addition, the Company's reported cash balance was $2.6 million.

U.S. Can Corporation is a leading manufacturer of steel containers for personal care, household, automotive, paint and industrial products in the United States and Europe, as well as plastic containers in the United States and food cans in Europe.

Certain statements in this release constitute "forward-looking statements" within the meaning of the Federal securities laws. Such statements involve known and unknown risks and uncertainties which may cause the Company's actual results, performance or achievements to be materially different than future results, performance

or achievements expressed or implied in this release. By way of example and not limitation and in no particular order, known risks and uncertainties include general economic and business conditions; the Company's substantial debt and ability to generate sufficient cash flows to service its debt; the Company's compliance with the financial covenants contained in its various debt agreements; changes in market conditions or product demand; the level of cost reduction achieved through restructuring and capital expenditure programs; changes in raw material costs and availability; downward selling price movements; currency and interest rate fluctuations; increases in the Company's leverage; the Company's ability to effectively integrate acquisitions; changes in the Company's business strategy or development plans; the timing and cost of plant closures; the success of new technology; and increases in the cost of compliance with laws and regulations, including environmental laws and regulations. In light of these and other risks and uncertainties, the inclusion of a forward-looking statement in this release should not be regarded as a representation by the Company that any future results, performance or achievements will be attained.

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http://www.uscanco.com

U.S. CAN CORPORATION
STATEMENT OF OPERATIONS
(Unaudited)
(Dollars in Thousands)

	For the Quarterly Period		For the Six Months Ended	
	July 3,2005	July 4, 2004	July 3,2005	July 4, 2004
Net Sales	$ 230,407	$ 211,809	$ 460,852	$ 425,276
Cost of Goods Sold	207,173	192,901	405,619	386,996
Gross Profit	23,234	18,908	55,233	38,280
Selling, General and Administrative Expenses	9,479	10,439	20,387	20,243
Special Charges	1,517	922	2,030	1,404
Other (Income) Expense	(25)	2	(192)	(378)
Interest Expense	13,913	12,865	26,853	25,582
Bank Financing Fees	731	1,218	1,460	2,596
Loss from Early Extinguishment of Debt	-	5,508	-	5,508
Income (Loss) Before Income Taxes	(2,381)	(12,046)	4,695	(16,675)
Provision (Benefit) for Income Taxes	586	(2,256)	1,676	(1,924)
Net Income (Loss)	(2,967)	(9,790)	3,019	(14,751)
Preferred Stock Dividends	(4,148)	(3,760)	(8,282)	(7,584)
Net Loss Attributable to Common Stockholders	$ (7,115)	$ (13,550)	$ (5,263)	$ (22,335)

U.S. CAN CORPORATION
BALANCE SHEETS
AS OF July 3, 2005 and DECEMBER 31, 2004
(Unaudited)
(Dollars in Thousands)

	July 3, 2005	December 31, 2004
ASSETS		
Current Assets	$ 236,265	$ 229,234
Property, Plant and Equipment	209,978	227,022
Noncurrent Assets	97,974	101,496
Total Assets	$ 544,217	$ 557,752
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities	$ 161,226	$ 170,811
Long-Term Debt	558,658	550,551
Long-Term Liabilities	67,540	72,566
Preferred Stock	170,536	162,253
Stockholders' Equity (Deficit)	(413,743)	(398,429)
Total Liabilities and Stockholders' Equity	$ 544,217	$ 557,752